

Conor White-Sullivan · 2nd

CEO/Founder at Roam Research

San Francisco, California, United States · 500+ connections ·

Contact info

Roam Research

 **University of Massachusetts, Amherst**

Experience

CEO/Founder

Roam Research

Apr 2017 – Present · 4 yrs 1 mo

San Francisco Bay Area

A note taking tool for networked thought.

Founder

Juntoist Labs

Feb 2013 – May 2017 · 4 yrs 4 mos

San Francisco Bay Area

Built and managed a global team of volunteers and contractors to explore opportunities in learning and community organizing space. Prototyped products. Developed experimental online and offline communities for peer to peer research.

...see more

Aol.
Co-Founder, HuffPost Labs

AOL

Oct 2011 – Feb 2013 · 1 yr 5 mos

Greater New York City Area

Research and development. Reported to Arianna Huffington and the HuffPost CTO.
Special projects at HuffPost included

- Development, launch, and evangelism to sales team of "Great Debates blogging 1 ...see more



CEO and Co-Founder

Localocracy

Sep 2008 – Sep 2011 · 3 yrs 1 mo
Boston

An online town common, designed to build the collective intelligence of local communities
with aspirations of driving local policy change. We were one of the first for-profit startups to
be backed by the Knight Foundation, and were acquired by Aol in 2011.

Board of Directors

North Star Self Directed Learning for Teens
2009 – 2010 · 1 yr
Springfield, Massachusetts Area

Northstar is an education network where students decide for themselves what they want to
learn, and are connected with volunteer teachers and community mentors who can accelerate
their growth. No curriculum, only principles. While at UMass I taught small a class on Stoicism
and practical philosophy, and eventually joined to board to work on strategies for fi ...see more

Show 3 more experiences ⌄

Education



University of Massachusetts, Amherst

On Leave..., Anthropology
2006 – 2010
Activities and Societies: Student Senate, Citizen Scholars Program, National Center for Digital
Government, Entrepreneurship Initiative

Skills & endorsements

Entrepreneurship · 80



Endorsed by **Paul Silva (he/him) and 15 others
who are highly skilled at this**

Aol.   Endorsed by **6 of Conor's colleagues at AOL**

Clojurescript · 3

Noah Cardoza and 2 connections have given endorsements for this skill

Product Development · 32

 Endorsed by **Joseph Piekarski, who is highly skilled at this**

Show more ∨